1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 15, 2015

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Alpine Series Trust (the “Trust” or the “Registrant”)
Registration Statement on Form N-14 (Securities Act File No. 333-206407) (the “Combined Proxy Statement/Prospectus”)

Dear Ms. O’Neal-Johnson:

The Trust filed the Combined Proxy Statement/Prospectus relating to the proposed reorganization (the “Reorganization”) of Alpine Equity Income Fund (the “Equity Income Fund”) and Alpine Transformations Fund (the “Transformations Fund,” and together with the Equity Income Fund, the “Target Funds”) with and into Alpine Rising Dividend Fund (Alpine Accelerating Dividend Fund prior to September 9, 2015) (the “Acquiring Fund,” and together with the Target Funds, the “Funds”) on August 14, 2015, with an effective date of September 13, 2015. This letter responds to comments with respect to the Combined Proxy Statement/Prospectus that you provided in a telephone conversation with the undersigned and Neesa P. Sood on September 10, 2015 and follow-up discussion with Laura Hatch on September 14, 2015 with Rose F. DiMartino and Neesa P. Sood with respect to staff accounting comments. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Comment No. 1:                     In the “Common Questions About the Proposed Reorganization” section, please include a question and answer regarding the differences in the principal risks between each Target Fund and the Acquiring Fund.

Response:                                        The requested disclosure has been added as follows:

Q.	WHAT ARE THE DIFFERENCES IN THE PRINCIPAL RISKS BETWEEN EACH TARGET FUND AND THE ACQUIRING FUND?

A.	The differences in the principal risks of each Target Fund and the Acquiring Fund are summarized below.

•	Equity Income Fund and Acquiring Fund: The Acquiring Fund characterizes each of the following as a principal risk of investing in the Acquiring Fund (while the Equity Income Fund does not): Currency Risk; Foreign Currency Transactions Risk; Foreign Securities Risk; Micro Capitalization Company Risk; Portfolio Turnover Risk; and Small and Medium Capitalization Risk. Should the Reorganization be consummated and you become a shareholder of the Combined Fund, these risks will be new to you as an Equity Income Fund shareholder. The Equity Income Fund characterizes each of the following as a principal risk of investing in the Equity Income Fund (while the Acquiring Fund does not): Credit Risk, Fixed Income Securities Risk; Interest Rate Risk; Issuer Risk; Large Capitalization Company Risk; Medium Capitalization Company Risk; “Special Situations” Companies Risk; and U.S. Government Securities Risk.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS
in alliance with Dickson Minto W.S., London and Edinburgh

•	Transformations Fund and Acquiring Fund: The Acquiring Fund characterizes each of the following as a principal risk of investing in the Acquiring Fund (while the Transformations Fund does not): Dividend Strategy Risk; Foreign Currency Transactions Risk; and Portfolio Turnover Risk. Should the Reorganization be consummated and you become a shareholder of the Combined Fund, these risks will be new to you as a Transformations Fund shareholder. The Transformations Fund characterizes each of the following as a principal risk of investing in the Transformations Fund (while the Acquiring Fund does not): “Special Situations” Companies Risk and Transformations Risk.

Comment No. 2:                     In the section “Common Questions About the Proposed Reorganization” on page 4, please bold the following sentence: “You will receive shares of the Acquiring Fund with the same aggregate net asset value as the shares of the Target Fund you own as of the close of business on the Closing Date.”

Response:                                        The requested change has been made.

Comment No. 3:                     Please disclose the expected percentage of each Target Fund’s portfolio that will be sold in connection with the Reorganization in all instances this disclosure appears in the Combined Proxy Statement/Prospectus.

Response:                                        The requested changes have been made.

Comment No. 4:                     Please clarify the fee rate that is referred to under “Effect on Expenses” on page 9 of the Combined Proxy Statement/Prospectus.

Response:                                        The requested change has been made by adding “effective” before the term “fee rate.”

Comment No. 5:                     In the section of the Combined Proxy Statement/Prospectus titled “Comparison of Fees and Expenses” and in the section of the Statement of Additional Information titled “Notes to the Pro Forma Condensed Financial Statements – 1. Basis of Presentation and 4. Pro Forma Operating Expenses,” please clarify that the information is provided for the year beginning May 1, 2014 and ending April 30, 2015.

Response:                                        The Trust has updated the disclosure to clarify that the information is as if the Reorganization occurred on May 1, 2014 and the information is presented for the year beginning May 1, 2014 and ending April 30, 2015.

Comment No. 6:                     In the fees and expenses tables and the financials tables, please conform the headings so that (1) the order of the Funds presented in each table are the same; (2) it is noted whether the Fund is a Target Fund or Acquiring Fund and (3) the name of the Pro Forma Combined Fund is provided.

Response:                                        The requested changes have been made.

Comment No. 7:                     With respect to the fees and expenses tables provided on pages 10 to 15 of the Combined Proxy Statement/Prospectus, please clarify which Fund(s) the footnote applies to and remove any reference to a share class whose information is not provided in the corresponding table.

Response:                                        The requested changes have been made.

Comment No. 8:                     On page 10 of the Combined Proxy Statement/Prospectus, we note that the Acquiring Fund previously did not have acquired fund fees and expenses (“AFFE”) as a line item to the fees and expenses table, whereas the Pro Forma Combined Fund does (0.06%). Please explain why this is the case.

Response:                                        The total annual fund operating fees and expenses are expected to be lower for the Pro Forma Combined Fund than the Acquiring Fund regardless of AFFE. The Equity Income Fund had AFFE of 0.07% during the period captured in the fees and expenses table and therefore this was reflected in the Pro Forma Combined Fund’s expenses as a result of the Reorganization. These are subject to change based on the purchase and sale of securities by the Equity Income Fund after the period captured in the fees and expenses table and prior to the Closing Date of the Reorganization and the purchase and sale of securities by the Combined Fund after the Closing Date of the Reorganization.

Comment No. 9:                     On pages 11, 13, and 15 of the Combined Proxy Statement/Prospectus, in the fees and expense tables for Class A shares under the line item “Maximum Deferred Sale Charge” it states “Generally none.” The SEC staff has taken the position that “Generally” cannot be used. Please update to “None” or a percentage with a corresponding footnote.

Response:                                        The requested changes have been made.

Comment No. 10:                 On pages 19 and 21 of the Combined Proxy Statement/Prospectus in the section “Risk Factors,” please add disclosure to the effect that with respect to the principal risks that apply only to the Acquiring Fund that “should the Reorganization be consummated and you become a shareholder of the Combined Fund, these risks will be new to you as a Target Fund shareholder.”

Response:                                        The requested changes have been made.

Comment No. 11:                 On page G-1 of Appendix G, please remove the description of any “non-fundamental policies” as the chart only covers “fundamental policies.”

Response:                                        The disclosure regarding non-fundamental policies has been removed.

Comment No. 12:                 On page S-4 of the Statement of Additional Information, please confirm that in the Pro Forma Adjustments and Pro Forma Combined Fund columns of the “Pro Forma Condensed Combined Statement of Operations,” the realized gains or losses reflect the sale of securities in connection with aligning the Target Funds’ portfolio. If this is not reflected, please update.

Response:                                        In response to the comment and based on the conversation with Laura Hatch, the Trust has added the following footnote to the Pro Forma Condensed Combined Statement of Operations on page S-4: "The impact of the potential realized gains or losses associated with currently contemplated securities sales that may be made in connection with the Reorganization is not included in the Pro Forma Adjustments and Pro Forma Combined Fund columns.” The potential tax impact and transaction costs of the sales, if effectuated, to Target Fund shareholders has been included on pages 8, 16 and 46 of the Combined Proxy Statement/Prospectus.

We are not aware of any requirement under Regulation S-X and related accounting literature to make the changes requested. Further, we are not aware of any standard methodology of making such an adjustment. The Trust believes that including such adjustments is potentially confusing to shareholders as it would require taking a pro forma statement of operations for the historical year presented and importing into it transactions yet to occur at uncertain prices and gains (particularly given the volatility of the market). The Trust has included disclosure in the Combined Proxy Statement/Prospectus and in the Notes to the Pro Forma Financial Statements section of the Statement of Additional Information about the potential tax consequences to shareholders of such sales; which is the information the Trust believes is material to shareholders with respect to the Reorganization. The Trust will also update, based on Comment No. 13 below, the Pro Forma Condensed Combined Schedule of Investments to identify those securities in each Target Fund’s portfolio which may be sold. On this basis, the Trust respectfully declines to adjust the Pro Forma Condensed Statement of Operations to reflect the sale of securities of each Target Fund.

Comment No. 13:                 Starting on page S-5 of the Statement of Additional Information, with respect to the Pro Forma Condensed Combined Schedule of Investments, please identify those securities which will be sold in connection with the realignment of the Target Fund’s portfolio.

Response:                                        The requested change has been made.

Comment No. 14:                 Starting on page S-5 of the Statement of Additional Information, the Pro Forma Condensed Combined Schedule of Investments has certain line items that are not categorized under each industry or sector. Please update to clarify.

Response:                                        The Trust has updated these line items to clarify that they are subtotals by industry or sector.

Comment No. 15:                 On page S-18 of the Statement of Additional Information, in the “Notes to the Pro Forma Condensed Financial Statements – 1. Basis of Presentation,” please add disclosure that includes the expected percentage of each Target Fund’s portfolio that will be sold in connection with the Reorganization and the associated transaction costs.

Response:                                        The requested changes have been made by adding the following disclosure: “After shareholder approval of the Reorganization, but before the Closing Date of the Reorganization, it is currently anticipated that the Transformations Fund will sell approximately 71% of its assets in connection with the Reorganization in order to better align with the Acquiring Fund’s investment strategies. It is also currently anticipated that after shareholder approval of the Reorganization, but before the Closing Date of the Reorganization, the Equity Income Fund will sell approximately 26% of its assets in connection with the Reorganization. These estimates are subject to change based on market conditions and other factors. It is currently anticipated that transaction costs of approximately $2,416 or $0.0044 per share and $4,420 or $0.0008 per share, respectively, (based on the outstanding shares of each Target Fund as of September 10, 2015) would be incurred with respect to the Transformations Fund and the Equity Income Fund, respectively as a result of the repositioning of its portfolio securities in connection with the Reorganizations; however, these estimates are subject to change. These costs will be borne by the Adviser.”

Comment No. 16:                  Please confirm that a NAST analysis was conducted with respect to the Equity Income Fund and Acquiring Fund reorganization.

Response:                                        The Trust confirms that a NAST analysis was conducted with respect to the Equity Income Fund and Acquiring Fund reorganization.

Comment No. 17:                 On page S-19 of the Statement of Additional Information, in the “Notes to the Pro Forma Condensed Financial Statements – 3. Merger Costs,” please include information on the estimated costs to be paid by the Adviser.

Response:                                        The requested changes have been made by adding the following disclosure: “Estimated Reorganization Costs are as follows: Legal—$150,000, Audit—$15,000; and Printing, postage, proxy out-of-pocket costs and proxy solicitation, mailing, reporting and tabulation costs — $7,500.”

Comment No. 18:                 On page S-19 of the Statement of Additional Information, in the “Notes to the Pro Forma Condensed Financial Statements – 4. Pro Forma Operating Expenses,” please clarify whether or not the expense cap applies to the Combined Fund and whether these caps are in effect for at least one year from the date of the its current Prospectus.

Response:                                        The requested change has been made to clarify that the expense caps discussed are with respect to each Target Fund, the Acquiring Fund and the Combined Fund. The Trust confirms that each of these expense caps are in place until March 1, 2016, which is at least one year from the Funds’ current prospectus dated February 27, 2015.

Any questions or comments on the Amendment should be directed to the undersigned at 202-303-1124.

Very truly yours,
/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Matthew K. Breitman, Alpine Woods Capital Investors, LLC Rose F. DiMartino, Willkie Farr & Gallagher LLP Neesa P. Sood, Willkie Farr & Gallagher LLP

Enclosures

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